SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2010

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release: COPA AIRLINES TAKES DELIVERY OF TWO BOEING 737-800 AIRCRAFT

Airlines Takes Delivery of Two Boeing 737-800 Aircraft

Airline has received five out of eight scheduled deliveries for 2010

PANAMA CITY, May 17 /PRNewswire-FirstCall/ -- Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), has recently taken delivery of two new Boeing 737-800 aircraft as part of its ongoing fleet and network expansion.  With these two deliveries, Copa has now received five of the eight aircraft it expects to take delivery of in 2010.

Currently, Copa Holdings operates one of the youngest fleet in the Americas, composed of 60 aircraft - 20 Boeing 737-700s, 14 Boeing 737-800s and 26 Embraer-190s.  Copa Holdings expects to end 2010 with a consolidated fleet of 63 aircraft.

"With these aircraft we will continue to expand the Hub of the Americas with more frequencies and destinations for the convenience of our passengers," said Pedro Heilbron, CEO of Copa Airlines. "These two aircraft, along with three additional deliveries in the second half of the year, will allow us to continue our capacity growth at a time when we are seeing healthy demand trends."

The Boeing 737-800, the largest aircraft in Copa's fleet, seats 160 passengers: 16 in Clase Ejecutiva (Business Class) and 144 in the main cabin.  The comfortable aircraft has a spacious interior, large overhead compartments and a 12-channel audio-visual entertainment system.  In addition, Boeing aircraft are equipped with state-of-the-art technology for improved performance and reliability.  In addition, their "winglets" help reduce airport noise, fuel consumption and greenhouse gas emissions, making them more environmentally friendly.

           Copa Holdings S.A., through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 152 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has direct daily flights to Caracas, Venezuela from the cities of Bogota and Medellin. For more information, visit www.copaair.com.

    CPA-G

Copa Holdings, S.A.
 /CONTACT:  Patricia Roquebert - Panama, Copa Holdings, S.A.,
+011-507-304-2926/
http://www.copaair.com /
(CPA)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 05/17/2010
	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO